UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. )*

NewAmsterdam Pharma Company N.V.

(Name of Issuer)

Ordinary Shares, nominal value €0.12 per share

(Title of Class of Securities)

N62509 109

(CUSIP Number)

Two Union Square

601 Union St., Suite 3200

Seattle, WA 98101

Tel: +1 (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N62509 109	Schedule 13D	Page 2 of 26

1.	Names of Reporting Persons Frazier Lifesciences Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,968,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,968,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,968,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Includes 167,000 ordinary shares (“Ordinary Shares”), nominal value €0.12 per share, of NewAmsterdam Pharma Company N.V. (the “Issuer”) underlying 167,000 warrants to purchase Ordinary Shares (“Warrants”) held by Frazier Lifesciences Sponsor LLC (the “Sponsor”), each exercisable for one Ordinary Share at a price of $11.50 per share beginning on December 22, 2022.

(2)

Based on 81,559,780 Ordinary Shares that were outstanding on November 22, 2022, as set forth in the Issuer’s Shell Company Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on November 28, 2022.

CUSIP No. N62509 109	Schedule 13D	Page 3 of 26

1.	Names of Reporting Persons Frazier Life Sciences X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,333,333 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,333,333 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,333,333 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.09% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes 333,333 Ordinary Shares underlying the 333,333 Warrants held by Frazier Life Sciences X, L.P. (“FLS X”), each exercisable for one Ordinary Share at a price of $11.50 per share beginning on December 22, 2022.

(2)	Based on 81,559,780 Ordinary Shares that were outstanding on November 22, 2022, as set forth in the Issuer’s Shell Company Report on Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509 109	Schedule 13D	Page 4 of 26

1.	Names of Reporting Persons FHMLS X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,333,333 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,333,333 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,333,333 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.09% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 333,333 Ordinary Shares underlying the 333,333 Warrants held by FLS X, each exercisable for one Ordinary Share at a price of $11.50 per share beginning on December 22, 2022.
(2)	Based on 81,559,780 Ordinary Shares that were outstanding on November 22, 2022, as set forth in the Issuer’s Shell Company Report on Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509 109	Schedule 13D	Page 5 of 26

1.	Names of Reporting Persons FHMLS X, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,333,333 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,333,333 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,333,333 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.09% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 333,333 Ordinary Shares underlying the 333,333 Warrants held by FLS X, each exercisable for one Ordinary Share at a price of $11.50 per share beginning on December 22, 2022.
(2)	Based on 81,559,780 Ordinary Shares that were outstanding on November 22, 2022, as set forth in the Issuer’s Shell Company Report on Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509 109	Schedule 13D	Page 6 of 26

1.	Names of Reporting Persons Frazier Life Sciences XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on 81,559,780 shares of Class A Ordinary Shares that were outstanding on November 22, 2022, as set forth in the Issuer’s Shell Company Report on Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509 109	Schedule 13D	Page 7 of 26

1.	Names of Reporting Persons FHMLS XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on 81,559,780 shares of Class A Ordinary Shares that were outstanding on November 22, 2022, as set forth in the Issuer’s Shell Company Report on Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509 109	Schedule 13D	Page 8 of 26

1.	Names of Reporting Persons FHMLS XI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 81,559,780 shares of Class A Ordinary Shares that were outstanding on November 22, 2022, as set forth in the Issuer’s Shell Company Report on Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509 109	Schedule 13D	Page 9 of 26

1.	Names of Reporting Persons Frazier Life Sciences Public Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on 81,559,780 shares of Class A Ordinary Shares that were outstanding on November 22, 2022, as set forth in the Issuer’s Shell Company Report on Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509 109	Schedule 13D	Page 10 of 26

1.	Names of Reporting Persons FHMLSP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on 81,559,780 shares of Class A Ordinary Shares that were outstanding on November 22, 2022, as set forth in the Issuer’s Shell Company Report on Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509 109	Schedule 13D	Page 11 of 26

1.	Names of Reporting Persons Frazier Life Sciences Overage Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on 81,559,780 shares of Class A Ordinary Shares that were outstanding on November 22, 2022, as set forth in the Issuer’s Shell Company Report on Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509 109	Schedule 13D	Page 12 of 26

1.	Names of Reporting Persons FHMLSP Overage, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based on 81,559,780 shares of Class A Ordinary Shares that were outstanding on November 22, 2022, as set forth in the Issuer’s Shell Company Report on Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509 109	Schedule 13D	Page 13 of 26

1.	Names of Reporting Persons FHMLSP Overage, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 81,559,780 shares of Class A Ordinary Shares that were outstanding on November 22, 2022, as set forth in the Issuer’s Shell Company Report on Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509 109	Schedule 13D	Page 14 of 26

1.	Names of Reporting Persons FHMLSP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Based on 81,559,780 shares of Class A Ordinary Shares that were outstanding on November 22, 2022, as set forth in the Issuer’s Shell Company Report on Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509 109	Schedule 13D	Page 15 of 26

1.	Names of Reporting Persons James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,801,333 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,801,333 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,801,333 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.0% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 167,000 Ordinary Shares underlying 167,000 Warrants held by the Sponsor and (ii) 333,333 Ordinary Shares underlying the 333,333 Warrants held by FLS X, each exercisable for one Ordinary Share at a price of $11.50 per share beginning on December 22, 2022.

(2)	Based on 81,559,780 Ordinary Shares that were outstanding on November 22, 2022, as set forth in the Issuer’s Shell Company Report on Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509 109	Schedule 13D	Page 16 of 26

1.	Names of Reporting Persons Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,801,333 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,801,333 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,801,333 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.0% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 167,000 Ordinary Shares underlying 167,000 Warrants held by the Sponsor and (ii) 333,333 Ordinary Shares underlying the 333,333 Warrants held by FLS X, each exercisable for one Ordinary Share at a price of $11.50 per share beginning on December 22, 2022.

(2)	Based on 81,559,780 Ordinary Shares that were outstanding on November 22, 2022, as set forth in the Issuer’s Shell Company Report on Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509 109	Schedule 13D	Page 17 of 26

1.	Names of Reporting Persons Dan Estes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on 81,559,780 shares of Class A Ordinary Shares that were outstanding on November 22, 2022, as set forth in the Issuer’s Shell Company Report on Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509 109	Schedule 13D	Page 18 of 26

1.	Names of Reporting Persons Albert Cha
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on 81,559,780 shares of Class A Ordinary Shares that were outstanding on November 22, 2022, as set forth in the Issuer’s Shell Company Report on Form 20-F filed with the SEC on November 28, 2022.

CUSIP No. N62509 109	Schedule 13D	Page 19 of 26

1.	Names of Reporting Persons James Brush
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,000,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on 81,559,780 shares of Class A Ordinary Shares that were outstanding on November 22, 2022, as set forth in the Issuer’s Shell Company Report on Form 20-F filed with the SEC on November 28, 2022.

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares (the “Ordinary Shares”), nominal value €0.12 per share, of NewAmsterdam Pharma Company N.V., a public limited liability company (naamloze vennotschap) incorporated under the laws of the Netherlands (the “Issuer”). The address of the Issuer’s principal executive office is Gooimeer 2-35, 1411 DC Naarden, The Netherlands. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by the following persons: (i) Frazier Lifesciences Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), (ii) Frazier Life Sciences X, L.P., a Delaware limited partnership (“FLS X”), (iii) FHMLS X, L.P., a Delaware limited partnership, (iv) FHMLS X, L.L.C., a Delaware limited liability company, (v) Frazier Life Sciences XI, L.P., a Delaware limited partnership (“FLS XI”), (vi) FHMLS XI, L.P., a Delaware limited partnership, (vii) FHMLS XI, L.L.C., a Delaware limited liability company, (viii) Frazier Life Sciences Public Fund, L.P., a Delaware limited partnership (“FLSPF”), (ix) FHMLSP, L.P., a Delaware limited partnership, (x) FHMLSP, L.L.C., a Delaware limited liability company, (xi) Frazier Life Sciences Overage Fund, L.P., a Delaware limited partnership (“FLSOF”), (xii) FHMLSP Overage, L.P., a Delaware limited partnership, (xiii) FHMLSP Overage, L.L.C., a Delaware limited liability company, (xiv) James N. Topper, (xv) Patrick J. Heron, (xvi) Dan Estes, (xvii) Albert Cha and (xviii) James Brush (together with Mr. Topper, Mr. Heron, Mr. Estes and Mr. Cha, the “Members”). Each of the foregoing persons are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The address of the principal place of business for the Sponsor is: c/o Frazier Lifesciences Sponsor LLC, 601 Union Street, Suite 3200, Seattle, WA 98101. The address of the principal place of business for each of the Reporting Persons other than the Sponsor is: c/o Frazier Healthcare Partners, 601 Union Street, Suite 3200, Seattle, WA 98101.

(c) The Sponsor’s principal business is to act as the sponsor of Frazier Lifesciences Acquisition Corporation, the Issuer’s predecessor (“FLAC”), in connection with the initial public offering (“IPO”) of FLAC and the Business Combination (as defined below). FLS X, FLS XI, FLSPF and FLSOF are venture capital funds concentrating in life sciences and related fields. The sole business of FHMLS X, L.P. is to serve as general partner of FLS X. The sole business of FHMLS XI, L.L.C. is to serve as general partner of FHMLS X, L.P. The sole business of FHMLS XI, L.P. is to serve as general partner of FLS XI. The sole business of FHMLS XI, L.L.C. is to serve as general partner of FHMLS XI, L.P. The sole business of FHMLSP, L.P. is to serve as general partner of FLSPF. The sole business of FHMLSP, L.L.C. is to serve as general partner of FHMLSP, L.P. The sole business of FHMLSP Overage, L.P. is to serve as general partner of FLSOF. The sole business of FHMLSP Overage, L.L.C. is to serve as general partner of FHMLSP Overage, L.P. The principal business of the Members is to manage FLS X, FLS XI, FLSPF, FLSOF, FHMLS X, L.P., FHMLS XI, L.P., FHMLSP, L.P., FHMLSP Overage, L.P., FHMLS X, L.L.C., FHMLS XI, L.L.C., FHMLSP, L.L.C., FHMLSP Overage, L.L.C., and a number of affiliated partnerships with similar businesses. FLS X is also the sole member of the Sponsor and Mr. Topper serves as a manager of the Sponsor.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

Entities:	The Sponsor – Cayman Islands
FLS X — Delaware, U.S.A.
FHMLS X, L.P. — Delaware, U.S.A.
FHMLS X, L.L.C. — Delaware, U.S.A.

FLS XI — Delaware, U.S.A.
FHMLS XI, L.P. — Delaware, U.S.A.
FHMLS XI, L.L.C. — Delaware, U.S.A.
FLSPF — Delaware, U.S.A.
FHMLSP, L.P. — Delaware, U.S.A.
FHMLSP, L.L.C. — Delaware, U.S.A.
FLSOP — Delaware, U.S.A.
FHMLP Overage, L.P. — Delaware, U.S.A.
FHMLSP Overage, L.L.C. — Delaware, U.S.A.

Individuals:	James N. Topper — United States Citizen
Patrick J. Heron — United States Citizen
Dan Estes — United States Citizen
Albert Cha — United States Citizen
James Brush — United States Citizen

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

The Ordinary Shares to which this Schedule 13D relates were acquired by the Reporting Persons in connection with a business combination (the “Business Combination”) pursuant to the terms of the Business Combination Agreement (the “Business Combination Agreement”), dated July 25, 2022, by and among FLAC, the Issuer, NewAmsterdam Pharma Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, and NewAmsterdam Pharma Investment Corporation, a Cayman Islands exempted company. The Business Combination closed on November 22, 2022 (the “Closing Date”).

In connection with the closing of the Business Combination, the Reporting Persons were issued (i) an aggregate of 4,801,000 Ordinary Shares upon the conversion of Class A ordinary shares (the “Class A Ordinary Shares”), par value $0.0001 per share, of FLAC that were issued to the Sponsor in a private placement prior to FLAC’s IPO and (ii) an aggregate of 500,333 warrants to purchase Ordinary Shares (the “Warrants”), each exercisable for one Ordinary Share at a price of $11.50 per share beginning on December 22, 2022, upon the conversion of warrants to purchase Class A Ordinary Shares that were purchased from FLAC in a private placement that closed simultaneously with the consummation of FLAC’s IPO.

On November 22, 2022, concurrently with the closing of the Business Combination, the Reporting Persons were issued an aggregate 4,500,000 Ordinary Shares by the Issuer in a private placement that closed simultaneously with the consummation of the Business Combination, pursuant to subscription agreements previously entered into among the Reporting Persons, FLAC and the Issuer.

The Reporting Persons beneficially own the Ordinary Shares and Warrants for investment purposes. The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and subject to any restrictions described herein, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities beneficially owned by the Reporting Persons in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of the date hereof, the Reporting Persons beneficially owned an aggregate of 9,301,000 Ordinary Shares and 500,333 Warrants, consisting of: (i) 3,801,000 Ordinary Shares and 167,000 Warrants directly beneficially owned by the Sponsor (collectively, the “Sponsor Securities”), (ii) 3,000,000 Ordinary Shares and 333,333 Warrants directly beneficially owned by FLS X (the “FLS X Securities”), (iii) 500,000 Ordinary Shares directly beneficially owned by FLS XI (the “FLS X Securities”), (iv) 1,000,000 Ordinary Shares directly beneficially owned by FLSPF (the “FLSPF Securities”) and (v) 1,000,000 Ordinary Shares directly beneficially owned by FLSOF (the “FLSOF Securities”).

As the sole member of the Sponsor, FLS X may be deemed to beneficially own the Sponsor Securities. As the sole general partner of FLS X, FHMLS X, L.P. may be deemed to beneficially own the Sponsor Securities and the FLS X Securities. As the sole general partner of FHMLS X, L.P., FHMLS X, L.L.C. may be deemed to beneficially own the Sponsor Securities and the FLS X Securities. As members of FHMLS X, L.L.C. and managers of each of FLS X, FHMLS X, L.P. and FHMLS X, L.L.C., each of Mr. Topper and Mr. Heron may be deemed to beneficially own the Sponsor Securities and the FLS X Securities. Mr. Topper also serves as a manager of the Sponsor.

As the sole general partner of FLS XI, FHMLS XI, L.P. may be deemed to beneficially own the FLS XI Securities. As the sole general partner of FHMLS XI, L.P., FHMLS XI, L.L.C. may be deemed to beneficially own the FLS XI Securities. As members of FHMLS XI, L.L.C. and managers of each of FLS XI, FHMLS XI, L.P. and FHMLS XI, L.L.C., each of Mr. Topper, Mr. Heron and Mr. Estes may be deemed to beneficially own the FLS XI Securities.

As the sole general partner of FLSPF, FHMLSP, L.P. may be deemed to beneficially own the FLSPF Securities. As the sole general partner of FHMLSP, L.P., FHMLSP, L.L.C. may be deemed to beneficially own the FLSPF Securities. As members of FHMLSP, L.L.C. and managers of each of FLSPF, FHMLSP, L.P. and FHMLSP, L.L.C., each of Mr. Topper, Mr. Heron and Mr. Estes may be deemed to beneficially own the FLSPF Securities.

As the sole general partner of FLSOF, FHMLSP Overage, L.P. may be deemed to beneficially own the FLSOF Securities. As the sole general partner of FHMLSP Overage, L.P., FHMLSP Overage, L.L.C. may be deemed to beneficially own the FLSOF Securities. As members of FHMLSP Overage, L.L.C. and managers of each of FLSOF, FHMLSP Overage, L.P. and FHMLSP Overage, L.L.C., each of Mr. Topper, Mr. Heron, Mr. Cha and Mr. Brush may be deemed to beneficially own the FLSOF Securities.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and 6 incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, FLAC, NewAmsterdam Pharma and the Issuer entered into a Support Agreement (the “Sponsor Support Agreement”) with the holders of all issued and outstanding Class B ordinary shares, par value $0.0001 per share, of FLAC (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “FLAC Shares”), including the Sponsor (together with the holders of all other issued and outstanding FLAC Class B Ordinary Shares, the “FLAC Initial Shareholders”), pursuant to which the FLAC Initial Shareholders agreed to (a) vote (i) in favor of the Business Combination Agreement and the transactions contemplated thereby (the “Transactions”), including in favor of each transaction proposal set forth in the Business Combination Agreement, (ii) in favor of any other matter reasonably necessary or required to cause the consummation of the Transactions, and (iii) against any proposal that conflicts or materially impedes or interferes with, or would adversely affect or delay the consummation of the Transactions; (b) waive any adjustment to the conversion ratio set forth in FLAC’s amended and restated memorandum and articles of association or any other anti-dilution or similar protection with respect to the FLAC Class B Ordinary Shares held by them; and (c) waive any redemption rights, including with respect to the Class A Ordinary Shares purchased in FLAC’s initial public offering or in the aftermarket, in connection with the Business Combination.

Pursuant to the Sponsor Support Agreement, each FLAC Initial Shareholder agreed not to sell, assign, offer to sell, contract, pledge, grant proxies with respect to, deposit into a voting trust, or otherwise dispose of or enter into any swap or other similar arrangement, with respect to the FLAC Shares or warrants to purchase Class A Ordinary Shares (the “FLAC Warrants”) held by such FLAC Initial Shareholder, subject to certain exceptions, until the earlier of (a) the effective date of the merger of Merger Sub with and into FLAC and (b) the valid termination of the Business Combination Agreement.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is included as Exhibit 99.6 to this Schedule 13D and incorporated herein by reference.

Investor Rights Agreement

On the Closing Date, the Issuer entered into an Investor Rights Agreement with the FLAC Initial Shareholders and certain NewAmsterdam Pharma shareholders (the “Investor Rights Agreement”), providing for, among other things, subject to the terms thereof, customary registration rights, including demand and piggy-back rights subject to cut-back provisions. Pursuant to the Investor Rights Agreement, the Issuer will be required to file a registration statement to register the Ordinary Shares covered by the Investor Rights Agreement no later than 30 days following consummation of the Business Combination.

Pursuant to the Investor Rights Agreement, certain NewAmsterdam Pharma shareholders have agreed not to sell, assign, offer to sell, contract, pledge, grant, or otherwise dispose of or enter into any swap or other similar arrangement, with respect to the Ordinary Shares such persons received in connection with the Business Combination for six months from the final closing date of the Business Combination, subject to certain limited exceptions. In addition, the FLAC Initial Shareholders have agreed not to sell, assign, offer to sell, contract, pledge, grant, or otherwise dispose of or enter into any swap or other similar arrangement, with respect to the Ordinary Shares they received in connection with the Business Combination for a period beginning on the final closing date and ending one year after the final closing date of the Business Combination. Notwithstanding the foregoing, the restrictions above will end prior to the indicated time periods with respect to 50% of the Ordinary Shares held by the NewAmsterdam Pharma shareholders and the FLAC Initial Shareholders, as the case may be, received in connection with the Business Combination, on the earlier of the date that (i) the closing price of an Ordinary Share equals or exceeds $12.00 per share (subject to certain adjustments) for any 20 trading days within any 30-day trading period commencing at least 150 after the final closing date of the Business Combination, or (ii) the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property, subject to certain limited exceptions. The share transfer restrictions above will not apply with respect to sales to cover withholding taxes due upon vesting of equity awards and, in the case of directors or officers of the Issuer, with respect to the sale of up to 10% of the Ordinary Shares held by each of them.

The foregoing description of the Investor Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Support Agreement, the form of which is included as Exhibit 99.7 to this Schedule 13D and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2	Power of Attorney granted by James Brush.

Exhibit 99.3	Power of Attorney granted by Albert Cha.

Exhibit 99.4	Power of Attorney granted by Dan Estes.

Exhibit 99.5	Power of Attorney granted by Patrick J. Heron.

Exhibit 99.6	Company Support Agreement, dated as of July 25, 2022 by and between Frazier Lifesciences Acquisition Corporation, NewAmsterdam Pharma Holding B.V., NewAmsterdam Pharma Company B.V., NewAmsterdam Pharma Investment Corporation and certain investors (incorporated by reference to Annex E to the Registration Statement on Form F-4 (Reg. No. 333-266510), filed with the SEC on October 13, 2022).

Exhibit 99.7	Form of Investor Rights Agreement (incorporated by reference to Annex G to the Registration Statement on Form F-4 (File No. 333-266510), filed with the SEC on October 13, 2022).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 1, 2022

FRAZIER LIFE SCIENCES X, L.P.
By FHMLS X, L.P., its general partner
By FHMLS X, L.L.C., its general partner

By: *
James N. Topper, Managing Director

FHMLS X, L.P.
By FHMLS X, L.L.C., its general partner

By: *
James N. Topper, Managing Director

FHMLS X, L.L.C.

By: *
James N. Topper, Managing Director

FRAZIER LIFE SCIENCES XI, L.P.
By FHMLS XI, L.P., its general partner
By FHMLS XI, L.L.C., its general partner

By: *
James N. Topper, Managing Director

FHMLS XI, L.P.
By FHMLS XI, L.L.C., its general partner

By: *
James N. Topper, Managing Director

FHMLS XI, L.L.C.

By: *
James N. Topper, Managing Director

FRAZIER LIFE SCIENCES PUBLIC FUND, L.P.
By FHMLSP, L.P., its general partner
By FHMLSP, L.L.C., its general partner

By: *
James N. Topper, Managing Director

FHMLSP, L.P.
By FHMLSP, L.L.C., its general partner

By:	*
James N. Topper, Managing Director

FHMLSP, L.L.C.

By:	*
James N. Topper, Managing Director

FRAZIER LIFE SCIENCES OVERAGE FUND, L.P.
By FHMLSP Overage, L.P., its general partner
By FHMLSP Overage, L.L.C., its general partner

By:	*
James N. Topper, Managing Director

FHMLSP OVERAGE, L.P.
By FHMLSP Overage, L.L.C., its general partner

By:	*
James N. Topper, Managing Director

FHMLS OVERAGE, L.L.C.

By:	*
James N. Topper, Managing Director

By:	*
James Brush

By:	*
Albert Cha

*By:	*
Dan Estes

By:	*
Patrick J. Heron

*By:	/s/ James N. Topper
James N. Topper, as Attorney-in-Fact

This Schedule 13D was executed by James N. Topper on behalf of the individuals listed above pursuant to a Power of Attorney, copies of which are being filed herewith.